Exhibit 99.1

The Very Good Food Company Reports Strong Third Quarter 2021

Financial Results

YTD Q3 2021 Revenue Increased 184% Year-over-Year to $8.0 Million

YTD Q3 2021 Production Units Sold Increased 154% Year-over-Year

YTD Q3 2021 eCommerce Revenue Increased by $4.0 Million or 206% Year-over-Year

YTD Q3 2021 Fulfilled eCommerce Orders Increased by 142% to 64,784 Year-over-Year

Vancouver, British Columbia (November 23, 2021) - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today reported its financial results for the third quarter ended September 30, 2021.

“VERY GOOD delivered another strong quarter, achieving solid year-over-year growth across our eCommerce and wholesale channels, driven by strategic execution and demand for plant-based food products,” said Mitchell Scott, co-founder and CEO of VERY GOOD. “We launched successfully into the US retail market, strategically shifting our focus towards growing retail orders over eCommerce, securing long-term in store listings, driving higher units sold, and ultimately delivering 86% wholesale revenue growth since last quarter. Since quarter end the success of this strategy has been further demonstrated as increased retail listings across US and Canada and demand for vegan meat alternatives for the holidays drove record revenue this October of $1.5 million, a 202% increase over last year.”

“Scaling our production capabilities to meet strong demand for our products remains a key priority,” added Mr. Scott. “Line 1 at the Rupert Facility is currently operating five days a week with three shifts per day, producing seven SKUs of the popular The Very Good Butchers lineup and five SKUs of our new Butcher’s Select suite of products. With our ramped-up production, our products are now available in more than 1,400 outlets across North America, including 600 stores in the US. We already have over 2,000 retail locations confirmed for the first quarter of 2022.”

“As we head into the final quarter of 2021, like many others, our industry is facing near-term pressures including supply chain disruption and labour shortages, which could impact our results. To continue to drive growth, we remain flexible and agile in our approach, adjusting quickly in line with evolving trends. Looking forward to the medium-term, we believe that the strategic investments we’re making in our expansion plans, premium products, and production capacity along with our great partners, positions VERY GOOD for the future.”

Q3 2021 Financial Highlights

●

Revenue in Q3 2021 increased 85% to $2,536,097 as compared to the same quarter last year primarily driven by strong eCommerce sales and an increase in wholesale revenue due to the Company’s successful scaling of production and distribution expansion to meet demand in both sales channels. Compared to Q2 2021, revenue decreased 9% as VERY GOOD strategically prioritized retail orders over eCommerce, reserving inventory for the wholesale channel to support the third quarter US retail launch. As a result, VERY GOOD had a record month in October with $1.5 million in revenue from both its eCommerce and retail channels. The demand for Stuffed Beast and the introduction of Holiday Boxes led to a significant sales increase ahead of the festive season.

●	Wholesale revenue increased 173% to $846,749 in Q3 2021 compared to $310,444 in Q3 2020; and increased 86% from $455,055 in Q2 2021.

●	Wholesale distribution points increased 331% to 4,551 at the end of Q3 2021 compared to 1,055 at the end of Q3 2020 and increased 143% from 1,869 in Q2 2021.

●

eCommerce sales increased 58% to $1,546,146 in Q3 2021 compared to $978,883 in Q3 2020; and decreased 30% from $2,206,402 in Q2 2021 as retail orders were prioritized and inventory reserved to support the August US retail launch and fourth quarter eCommerce holiday promotions.

●	eCommerce orders fulfilled increased 34% to 17,546 in Q3 2021 compared to 13,107 orders fulfilled in Q3 2020 and decreased 27% from 24,057 in Q2 2021.

●	Adjusted gross margin was 36% of revenue YTD Q3 2021 compared to 30% of revenue YTD Q3 2020.

●

Adjusted general and administrative expense was $3,963,524 in Q3 2021 compared to $1,466,121 in Q3 2020 and $2,208,555 in Q2 2021. The year-over-year increase was driven by investments in expansion of the management team, professional and software license fees, and office expenses as we scale to accelerate growth.

●	Adjusted EBITDA was a loss of $(8,174,024) in Q3 2021 compared to $(3,138,595) in Q3 2020; and $(5,673,109) in Q2 2021.

Q3 2021 Operational Highlights

Aggressively Increasing Market Share in North America as New Wholesale Retail Distribution Points Drive Growth

●

Successfully launched into US retail in August 2021 and, by quarter-end, was in over 396 stores in the US; in addition to 805 stores in Canada at the end of September. US store count has increased by over 200 stores since the end of September, sitting at 600 stores currently, and we have over 1,125 locations confirmed in Q1 2022.

●

Strategically prioritizing retail orders over eCommerce by reserving inventory for the wholesale channel to secure long-term in store listings and meet fill requirements on orders received. This resulted in higher units sold in the wholesale channel and an 86% increase in retail revenue as compared to Q2 2021. As compared to Q2 2021, eCommerce revenue decreased by 30% due to fewer units being sold in support of this strategy.

●

Increasing U.S. retail presence through retail banners such as Wegmans, Raleys and Earth Fare and The Very Good Butchers and Butcher’s Select products have been rolled out into over 1,200 stores across North America including 396 US locations across 15 states through the end of September.

●

Expanded retail footprint in Eastern Canada and Québec. Our popular The Very Good Butchers products are now available for the first time in Québec at Rachelle Béry health food stores, and online throughout the Greater Toronto Area via Voilà, Sobeys’ online home delivery service.

Developing the Chops to Meet the Demand - Building Operational Scalability and Enhanced Production Capabilities

●

Line 1 at the Rupert Facility recently achieved a key production capability target of 40,000 lbs in a single day and is on its way to hit the next capacity milestone of 60,000 lbs in a single day in Q1 2022. The line is currently producing seven SKUs of the popular The Very Good Butchers collection, as well as five SKUs of our new gluten and soy-free Butcher’s Select lineup.

●

Line 2 at the Rupert Facility is expected to be commissioned in Q3 2022 with food production commencing in early Q4 2022. The timeline for Line 2 has been delayed due to global supply chain pressures slowing plant preparation and equipment delivery. Once online, Line 2 is expected to produce six SKUs of our Butcher’s Select line.

●

Strategically reallocated and built-up inventory to support the US retail launch, new retailers, and planned eCommerce promotions. During the third quarter, VERY GOOD continued to ramp up production at the Rupert Facility to meet demand with finished goods inventory increasing quarter-over-quarter by $693,986 (46%) in Q3 2021.

Product Updates

●

Launched the highly anticipated Butcher’s Select product line through a limited release online at www.verygoodbutchers.com, with a retail rollout underway in North America in Q4 2021. This marks VERY GOOD’s entry into the gluten-free and soy-free market, strengthening the Company’s position in the fast-growing plant-based meat segment. VERY GOOD also received industry accolades with the mmm…Meatballs winning the coveted NEXTY Award in the Best New Frozen Product category.

●

The Butcher’s Select product line up has achieved Non-GMO project verified certification by the Non-GMO Project, North America’s only third-party verification for non-Genetically Modified Organism, or “Non-GMO” food and products. This achievement will resonate with our healthy-savvy consumers becoming increasingly concerned with the quality of the ingredients on their plates.

Capital Markets Update

●

On October 13, 2021, VERY GOOD completed a successful NASDAQ listing and commenced trading on the NASDAQ Capital Market under the ticker symbol “VGFC”. We believe that the NASDAQ listing will increase VERY GOOD’s visibility in the marketplace, improve liquidity, broaden and diversify its shareholder base, and enhance long-term shareholder value. We plan to accelerate the Company’s business strategy focused on global expansion into the US and Europe with this US listing.

●

On October 19, 2021, VERY GOOD completed an SEC-registered direct offering for gross proceeds of US$30,000,000. VERY GOOD intends to use the net proceeds from the Offering to scale its operations, to expand its geographical reach, for accretive acquisitions within the plant-based food sector, for research and development, for marketing initiatives and for general corporate and other working capital purposes.

Related Party Transaction Update

●

On November 16, 2021, the Company entered into loan agreements with its Chief Executive Officer (“CEO”), Mitchell Scott, and its Chief Research & Development Officer (“CRDO”), James Davison, to provide individual loans in the amounts of $750,000 and $500,000 to the CEO and CRDO, respectively (collectively, the “Loans”). With the express consent of the CEO and CRDO, the Loans were amended on November 23,

2021 such that all accrued principal and interest under the CEO Loan is now immediately due and payable and the CRDO Loan is due and payable within 60 days. It is anticipated that the CEO will pay his Loan in full by December 1, 2021 and the CRDO will pay his Loan in full on or before maturity. Until repayment, the Loans continue to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date. Moreover, the CRDO Loan provides for scheduled repayments prior to maturity.

VERY Good’s Board of Directors has reviewed and approved the financial information for the three and nine months ended September 30, 2021 contained in this document and its release. The financial information contained in this document has not been audited by VERY Good’s auditor. The management’s discussion and analysis for the period and the accompanying financial statements and notes will be available under the Company’s profile on SEDAR at www.sedar.com and will be furnished on a Report on Form 6-K on EDGAR at www.sec.gov upon the completion of the Company’s financial closing procedures.

Third Quarter 2021 Conference Call Details

VERY GOOD will host a conference call today, Wednesday, November 24, 2021 at 11:00 am Eastern Time/ 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-In Numbers:

Toll-Free: 1-877-425-9470

Toll / International: 1-201-389-0878

* Participants should request The Very Good Food Company Third Quarter Earnings Call.

The call will be available via webcast on Very Good’s investor page of the Company website at www.verygoodfood.com/investors or at this link until December 22, 2021.

Please visit the website at least 15 minutes before the call to register, download, and install any necessary audio software. A replay of the call will be available on VERY GOOD’s investor page approximately two hours after the conference call has ended.

Financial Highlights

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2021	2020	2021	2020
Revenue by channel
eCommerce	$ 1,546,146	$ 2,206,403	$ 978,883	$ 5,937,643	$ 1,943,526
Wholesale	846,749	455,055	310,444	1,647,709	585,215
Butcher Shop, Restaurant and Other	143,202	119,223	84,487	374,509	271,416
	$ 2,536,097	$ 2,780,681	$ 1,373,814	$ 7,959,861	$ 2,800,157
Gross Profit(1)	$ 476,893	$ 677,859	$ 295,672	$ 1,745,589	$ 574,168
Adjusted Gross Profit(1)	$ 783,375	$ 1,079,490	$ 387,131	$ 2,841,873	$ 840,716
Gross Margin(1)	19%	24%	22%	22%	21%
Adjusted Gross Margin(1)	31%	39%	28%	36%	30%
Net Loss	$ (13,699,706)	$ (12,500,733)	$ (4,497,027)	$ (41,229,015)	$ (8,045,668)
Adjusted EBITDA net loss(1)	$ (8,174,024)	$ (5,673,109)	$ (3,138,595)	$ (19,239,069)	$ (5,064,851)
Loss per share – basic and diluted	$ (0.13)	$ (0.13)	$ (0.06)	$ (0.42)	$ (0.14)
Weighted average number of shares outstanding – basic and diluted	103,330,623	97,603,729	80,642,478	99,233,603	58,564,669

(1) See “Non-GAAP Financial Measures” below for further details concerning Adjusted Gross Profit, Adjusted Gross Margin, Adjusted General and Administrative Expense and Adjusted EBITDA.

Operational Metrics

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2021	2020	2021	2020
For the period ended:
Production volume sold by channel (units)
eCommerce	145,167	216,121	99,869	559,458	213,808
Wholesale	143,478	91,624	63,602	302,634	125,431
	288,645	307,745	163,471	862,092	339,239
Number of eCommerce orders	17,546	24,057	13,107	64,784	26,742
As at period end:
Number of product SKUs manufactured	25	20	14	25	14
Number of wholesale distribution points(2)	4,551	1,869	1,055	4,551	1,055

(2) Wholesale distribution points are defined as the number of retail stores multiplied by the number of SKUs.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

As at	September 30, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents	$10,548,513	$25,084,083
Accounts receivable	1,664,003	449,583
Inventory	5,469,544	1,195,535
Prepaids and deposits	4,092,063	1,887,035
Total current assets	21,774,123	28,616,236
Right-of-use assets	17,307,862	5,046,597
Property and equipment	12,402,045	740,728
Prepaids and deposits	753,741	779,036
Goodwill	3,479,535	—
Deferred financing costs	4,431,240	—
Total assets	$60,148,546	$35,182,597

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$7,058,979	$1,871,728
Deferred revenue	79,249	102,239
Current portion of lease liabilities	874,283	146,935
Current portion of loans payable and other liabilities	1,668,291	—
Contingent considerations	1,048,000	—
Total current liabilities	10,728,802	2,120,902
Lease liabilities	17,227,201	5,389,352
Loans payable and other liabilities	4,373,315	30,000
Total liabilities	32,329,318	7,540,254

Share capital	62,907,824	39,335,150
Equity reserves	22,867,321	5,009,980
Subscriptions received and receivable	-	8,250
Accumulated other comprehensive income	(9,205)	6,660
Deficit	(57,946,712)	(16,717,697)
Total shareholders’ equity	27,819,228	27,642,343
Total liabilities and shareholders’ equity	$60,148,546	$35,182,597

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian dollars, unaudited)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Revenue	$2,536,097	$1,373,814	$7,959,861	$2,800,157
Procurement expense	(2,059,204)	(1,078,142)	(6,214,272)	(2,225,989)
Fulfilment expense	(1,804,459)	(637,905)	(5,833,068)	(1,129,499)
General and administrative expense	(7,089,277)	(1,890,707)	(23,498,714)	(3,226,522)
Marketing and investor relations expense	(2,178,765)	(1,365,552)	(6,904,766)	(2,269,357)
Research and development expense	(566,672)	(104,908)	(1,448,657)	(267,732)
Pre-production expense	(1,327,009)	-	(2,868,832)	-
Operating loss	(12,489,289)	(3,703,400)	(38,808,448)	(6,318,942)
Finance expense	(1,089,004)	(782,506)	(1,851,981)	(1,694,839)
Other expense	(121,413)	(11,121)	(568,586)	(31,887)
Net loss	(13,699,706)	(4,497,027)	(41,229,015)	(8,045,668)

Other comprehensive income
Foreign currency translation loss	(24,800)	(80)	(15,865)	(80)
Comprehensive loss	$(13,724,506)	$(4,497,107)	$(41,244,880)	$(8,045,748)
Loss per share – basic and diluted	$(0.13)	$(0.06)	$(0.42)	$(0.14)
Weighted average number of shares outstanding – basic and diluted	103,330,623	80,642,478	99,233,603	58,564,669

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

Nine months ended	September 30, 2021	September 30, 2020
Net loss for the period	$ (41,229,015)	$ (8,045,668)
Adjustments for non-cash items:
Finance expense	1,867,040	337,577
Depreciation	1,457,763	271,982
(Gain)/Loss on termination of lease	(1,600)	7,533
Loss on disposal of equipment	32,816	-
Loss on settlement of debt	-	1,357,262
Share-based compensation	18,406,456	829,337
Shares and units issued for services	227,471	58,086
Warrants issued for services	-	119,040
Lease concessions	-	(11,374)
Changes in non-cash working capital items:
Accounts receivable	(1,180,266)	(284,600)
Inventory	(4,161,142)	(250,134)
Prepaids and deposits	(880,744)	(709,512)
Accounts payable and accrued liabilities	3,028,788	963,604
Deferred revenue	(22,990)	310,855
Due from related parties	-	22,866
Net cash and cash equivalents used in operating activities	(22,455,423)	(5,023,146)
Cash acquired from acquisitions	9,306	-
Cash paid for acquisitions	(1,250,000)	-
Purchase of property and equipment	(9,518,458)	(242,286)
Security deposits paid for property and equipment	(1,813,506)	-
Acquisition of right-of-use assets	(67,332)	-
Net cash and cash equivalents used in investing activities	(12,639,990)	(242,286)
Proceeds from the issuance of units for cash (net of share issue costs)	18,378,261	11,476,080
Proceeds from the exercise of warrants	2,384,483	2,330,206
Proceeds from the exercise of stock options	116,099	139,125
Proceeds from loans payable	3,475,875	499,129
Repayment of loans payable	(555,000)	(490,310)
Deferred financing costs paid	(2,129,801)	-
Proceeds from loan payable to related parties	-	400,000
Repayment of loan payable and accrued interest to related parties	-	(400,000)
Payments of lease liabilities	(1,040,221)	(133,567)
Payments of non-current lease deposits	-	(747,791)
Interest paid	(55,928)	(73,286)
Net cash and cash equivalents provided by financing activities	20,573,768	12,999,586
Effect of foreign exchange rate changes on cash and cash equivalents	(13,925)	(80)
(Decrease) increase in cash and cash equivalents	(14,535,570)	7,734,074
Cash and cash equivalents, beginning of period	25,084,083	405,610
Cash and cash equivalents, end of period	$ 10,548,513	$ 8,139,684
Cash	$ 10,448,513	$ 7,074,684
Redeemable guaranteed investment certificate (“GIC”)	-	1,000,000
Restricted redeemable GIC	100,000	65,000
Total cash and cash equivalents	$ 10,548,513	$ 8,139,684

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are metrics used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA Net Loss

Management defines adjusted EBITDA net loss as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other one-time and non-cash items. Management believes adjusted EBITDA net loss is a useful financial metric to assess its operating performance because it excludes the impact of these one-time and non-cash items that do not directly relate to our underlying business performance.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2021	2021	2020	2021	2020
Net loss as reported	$ (13,699,706)	$ (12,500,733)	$ (4,497,027)	$ (41,229,015)	$ (8,045,668)
Adjustments:
Depreciation	616,111	512,168	117,265	1,457,763	271,982
Loss on disposal of equipment	10,255	2,679	-	32,816	-
Gain on termination of lease	-	(239)	7,533	(1,600)	7,533
Finance expense	1,102,858	402,432	190,244	1,867,040	337,577
Share-based compensation	3,796,458	5,835,989	379,326	18,406,456	829,337
Shares, units and warrants issued for services	-	74,595	71,802	227,471	177,126
Loss on settlement of debt	-	-	592,262	-	1,357,262

Adjusted EBITDA net loss	$ (8,174,024)	$ (5,673,109)	$ (3,138,595)	$ (19,239,069)	$ (5,064,851)

Adjusted Gross Profit and Adjusted Gross Margin

Management utilizes adjusted gross profit to provide a representation of performance in the period by excluding the non-cash impact of share-based compensation recognized in procurement expense during the period as well as The Butcher Shop & Restaurant related procurement costs. Management believes adjusted gross profit provides useful information as it represents gross profit for management purposes based on cost to procure and manufacture the Company’s finished goods. Adjusted gross margin is calculated by taking adjusted gross profit divided by revenue.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2021	2021	2020	2021	2020
Revenue	$2,536,097	$2,780,681	$1,373,814	$7,959,861	$2,800,157
Procurement expense	(2,059,204)	(2,102,822)	(1,078,142)	(6,214,272)	(2,225,989)
Gross profit	$476,893	$677,859	$295,672	$1,745,589	$574,168
Adjustments:
The Butcher Shop & Restaurant procurement expense	120,081	117,484	76,460	367,187	237,303
Share-based compensation	186,401	284,147	14,999	729,097	29,245
Adjusted gross profit	$783,375	$1,079,490	$387,131	$2,841,873	$840,716
Adjusted gross margin	31%	39%	28%	36%	30%

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2021	2021	2020	2021	2020
General and administrative expense	$(7,089,277)	$(6,834,880)	$(1,890,707)	$(23,498,714)	$(3,226,522)
Adjustments:
Share-based compensation	3,043,998	4,546,887	352,470	14,931,844	764,875
Depreciation	81,755	79,438	72,116	193,955	132,294
Adjusted general and administrative expense	$(3,963,524)	$(2,208,555)	$(1,466,121)	$(8,372,915)	$(2,329,353)

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

The TSX Venture Exchange has neither approved nor disapproved the contents of this news release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking statements and information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking statements contained or referred to in this news release includes statements relating, but not limited to: expectations as to increased store listings and, in particular, continued US retail expansion by the end of 2021 and throughout 2022; VERY GOOD’s ability to aggressively increase market share, build operational scalability and enhance production capabilities; the demand for plant-based food products and vegan meat alternatives; the attributes of the Company’s products including taste and nutritional content; the appeal and importance of non-GMO verification certification; the timing and repayment of the Loans; the filing of the Company’s management’s discussion and analysis and the accompanying financial statements; the expected benefits to be derived from the Company’s Nasdaq listing; and the intended use of proceeds from the offering completed in October. These forward-looking statements are based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the continued strong demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the successful placement of VERY GOOD’s products in retail stores and continued wholesale expansion and eCommerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY

GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and is available at www.sec.gov. The forward-looking statements in this news release reflect the current expectations, assumptions and/or beliefs of the Company based on information currently available. Each of these forward-looking statements is made only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking statement because of new information, future events or otherwise, except as otherwise required by law.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841